Exhibit 99.2

LORUS THERAPEUTICS INC. ANNOUNCES EXERCISE IN FULL OF OVER-ALLOTMENT OPTION IN CONNECTION WITH PUBLIC OFFERING OF COMMON SHARES

TORONTO, ONTARIO - January 8, 2014 - Lorus Therapeutics Inc. (TSX:LOR) (“Lorus” or the “Company”) announces that the underwriters have exercised in full their over-allotment option to purchase an additional 1,909,500 common shares of the Company at a price of $0.55 per common share, in connection with the previously announced public offering of common shares of Lorus which was completed on December 10, 2013. As a result of the exercise of this over-allotment option, Lorus received additional gross proceeds of $1,050,225 and will have raised total gross proceeds of $8,051,725 from its public offering. The offering was co-led by a Clarus Securities Inc. and Canaccord Genuity Corp. and included Jennings Capital Inc. and D&D Securities Inc. as well as PowerOne Capital Markets Limited as a member of the selling group.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale or the solicitation of an offer to buy securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Lorus

Lorus is a biopharmaceutical company targeting essential apoptosis pathways to deliver transformational cancer drugs. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used alone and in combination with other drugs to successfully treat specific forms of cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and US securities laws. Such statements include, but are not limited to, statements relating to: the ability of the Company to continue as a going concern, the ability to find future financing, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such risks and uncertainties could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Enquiries:

For further information, please contact:

Greg Chow, CFO

416-798-1200

gchow@lorusthera.com

For US media, please contact:

BCC Partners

Karen L. Bergman or Susan Pietropaolo

650-575-1509 or 845-638-6290

kbergman@bccpartners.com or spietropaolo@bccpartners.com